SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 35)

SERINA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Gill

c/o Juvenescence Limited

1st Floor, Viking House

St Pauls Square, Ramsey

Isle of Man, IM8 1GB

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,530,374[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,530,374[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,374[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.0%
14.	TYPE OF REPORTING PERSON CO

1 Comprised of (i) 2,267,188 shares of Common Stock held directly by JuvVentures (UK) Limited, (ii) 129,593 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note, (iii) 755,728 shares of Common Stock that may be acquired on exercise of the Post-Merger Warrants held by JuvVentures (UK) Limited and (iv) 377,865 shares of Common Stock that may be acquired on exercise of the Incentive Warrants held by JuvVentures (UK) Limited (capitalized terms are defined below).

1.	NAME OF REPORTING PERSON JuvVentures (UK) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,400,781[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,400,781[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,781[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.1%
14.	TYPE OF REPORTING PERSON CO

2 Comprised of (i) 2,267,188 shares of Common Stock, (ii) 755,728 shares of Common Stock that may be acquired on exercise of the Post-Merger Warrants and (iii) 377,865 shares of Common Stock that may be acquired on exercise of the Incentive Warrants.

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, Amendment No. 6 filed February 9, 2021, Amendment No. 7 filed February 17, 2021, Amendment No. 8 filed May 11, 2021, Amendment No. 9 filed May 11, 2021, Amendment No. 10 filed September 14, 2021, Amendment No. 11 filed November 2, 2021, Amendment No. 12 filed November 18, 2021, Amendment No. 13 filed December 13, 2021, Amendment No. 14 filed February 14, 2022, Amendment No. 15 filed February 22, 2022, Amendment No. 16 filed April 11, 2022, Amendment No. 17 filed June 24, 2022, Amendment No. 18 filed August 23, 2022, Amendment No. 19 filed October 25, 2022, Amendment No. 20 filed December 15, 2022, Amendment No. 21 filed January 25, 2023, Amendment No. 22 filed February 17, 2023, Amendment No. 23 filed March 22, 2023, Amendment No. 24 filed April 12, 2023, Amendment No. 25 filed August 24, 2023, Amendment No. 26 filed November 1, 2023, Amendment No. 27 filed November 16, 2023, Amendment No. 28 filed December 13, 2023, Amendment No. 29 filed January 9, 2024, Amendment No. 30 filed January 17, 2024, Amendment No. 31 filed February 5, 2024, Amendment No. 32 filed February 14, 2024, Amendment No. 33 filed March 7, 2024 and Amendment No. 34 filed March 26, 2024, the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company, Juvenescence US Corp., a Delaware corporation and JuvVentures (UK) Limited, a company incorporated in the United Kingdom (each a “Reporting Person” and collectively as the “Reporting Persons”), and relates to the shares of Common Stock of Serina Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Persons beneficially owns an aggregate of 3,530,374 shares of Common Stock, representing (i) 2,267,188 shares of Common Stock held directly by JuvVentures (UK) Limited, (ii) 129,593 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note (as defined below), (iii) 755,728 shares of Common Stock that may be acquired on exercise of the Post-Merger Warrants held by JuvVentures (UK) Limited and (iv) 377,865 shares of Common Stock that may be acquired on exercise of the Incentive Warrants held by JuvVentures (UK) Limited. This aggregate amount represents approximately 38.0% of the Issuer’s outstanding common stock, based upon 8,413,889 shares outstanding as of May 9, 2024, as reported on the Issuer’s Quarterly Report filed on Form 10-Q on May 14, 2024 and giving effect to the exercise of the Warrants.

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On March 19, 2024, the Issuer issued 1,133,593 warrants (each, a “Post-Merger Warrant”) to JuvVentures (UK) Limited. Each Post-Merger Warrant is exercisable at an exercise price equal to $13.20 per warrant for (i) one share of the Issuer’s Common Stock and (ii) one warrant (each, an “Incentive Warrant”) and will expire on July 31, 2025. Each Incentive Warrant will be exercisable at an exercise price equal to $18.00 per warrant for one share of common stock, and will expire on the four-year anniversary of closing of the Merger.

On June 6, 2024, pursuant to the terms of the previously disclosed Side Letter between the Issuer and Reporting Persons that was entered into concurrently with the Merger Agreement, the Reporting Person exercised outstanding Post-Merger Warrants to purchase 377,865 shares of the Issuer’s Common Stock at an exercise price of $13.20 per share. In addition to the shares of Common Stock, upon exercise of the Post-Merger Warrants, the Reporting Person also received incentive warrants to purchase 377,865 shares of Common Stock with an exercise price of $18.00 per share and expire on March 26, 2028.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: July 5, 2024

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	Executive Chairman

Date: July 5, 2024

JuvVentures (UK) Limited

By:	/s/ David Gill
Name:	David Gill
Title:	Director